File No. 70-10163


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       AMENDMENT NO. 1
                             TO
                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

           THE CONNECTICUT LIGHT AND POWER COMPANY
                      107 Selden Street
                      Berlin, CT  01037
(Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
           (Name of top registered holding company)

                    Gregory Butler, Esq.
    Senior Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut  06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

     David R. McHale                    Jeffrey C. Miller
     Vice President and Treasurer       Assistant General Counsel
     Northeast Utilities Service        Northeast Utilities Service
       Company                           Company
     107 Selden Street                  107 Selden Street
     Berlin, CT  06037                  Berlin, CT 06037


The Application/Declaration in this file is hereby amended and restated in its entirety to read as follows:

Item 1.        DESCRIPTION OF PROPOSED TRANSACTIONS

Introduction

     1. The Connecticut Light and Power Company ("CL&P"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby submits to the Securities and Exchange Commission (the "Commission") an application/declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act") with respect to
(a) solicitation of proxies on behalf of the Board of Directors of CL&P ("Proxy Solicitation") for use at a special meeting of the holders of the Preferred Stock of CL&P (the "CL&P Preferred Stock") on or about November 25, 2003 (the "Shareholders' Meeting"), and (b) the proposals to be considered and acted upon at the Shareholders' Meeting, namely a proposal (i) to amend the Certificate of Incorporation of CL&P (herein referred to as the "Charter") to eliminate the provisions therein imposing limitations on the incurrence or assumption of unsecured indebtedness (the "Unsecured Debt Restrictions") (subject to subsequent approval of the Connecticut Department of Public Utility Control (the "DPUC"), if required) ("Proposal 1"), or (ii) in the alternative, if the required shareholder approval is not obtained or CL&P elects not to amend its Charter as proposed, to continue the current waiver of the 10 percent limit contained in the Unsecured Debt Restrictions for an additional ten-year period ("Proposal 2"). Subsequent to the implementation of Proposal 1, CL&P proposes to make a special cash payment (the "Cash Payment") to each holder of CL&P Preferred Stock who voted his or her shares of CL&P Preferred Stock in favor of Proposal 1.

     2. CL&P requests that the Commission issue a public notice of the proposed transactions and an order authorizing the Proxy Solicitation (the "Proxy Solicitation Order") by September 19, 2003 thereby affording CL&P sufficient time to solicit proxies in advance of the Shareholders' Meeting. CL&P further requests that as soon as practicable after the Proxy Solicitation Order, but in any event not later than October 31, 2003, the Commission issue an order authorizing the amendment to the Charter proposed by Proposal 1 and the Cash Payment.

     3. As discussed herein, the purpose of the Proxy Solicitation is to obtain the required approval of CL&P's shareholders to eliminate the Unsecured Debt Restriction in CL&P's Charter. As a result of utility restructuring in Connecticut, CL&P's capitalization has become smaller and its unsecured debt has become a greater proportion of CL&P's total capitalization. CL&P believes that eliminating the Unsecured Debt Restriction will provide CL&P with more financial flexibility to lower its financing costs as it issues debt to fund its planned construction and improvement program. CL&P believes that the financing flexibility and cost benefits resulting from the elimination of these provisions outweigh the one-time cost of the Proxy Solicitation and one-time payment to consenting shareholders. The same general considerations apply to continuing the waiver of the 10 percent limit for an additional ten-year period.

Background

     4. CL&P has outstanding 6,035,205 shares of common stock, $10 par value per share ("Common Stock"), all of which are held by NU. The CL&P Preferred Stock consists of 2,324,000 shares of cumulative preferred stock, $50 par value per share, issued in 13 series (each, a "CL&P
Series"). <FN1>  The Common Stock and the CL&P Preferred
Stock are entitled to one vote per share on the matters described in Proposal 1 and vote as separate classes. They constitute CL&P's only outstanding securities entitled to vote on Proposal 1. Only holders of the CL&P Preferred
Stock are entitled to vote on Proposal 2. CL&P has outstanding no other class of equity securities.

     5.   Section 4, paragraph 1 of Section VI under Part
Two of Article IV of the Charter currently provides that, except with the consent of the holders of a majority of the CL&P Preferred Stock then outstanding, and providing that holders of one-third (1/3) of the aggregate voting rights represented by shares of CL&P Preferred Stock then outstanding do not dissent in writing or vote against such action, CL&P may not issue or assume any unsecured debt if immediately after such issuance or assumption (a) the total outstanding principal amount of all unsecured debt of CL&P will thereby exceed 20% of the aggregate of all outstanding secured debt and the capital stock, premium and surplus of CL&P, as stated on its books ("Capitalization") or (b) the total outstanding principal amount of all unsecured debt of CL&P having maturities of less than ten years will then exceed 10 percent of such Capitalization.

     6. At a shareholders' meeting held on December 15, 1993, CL&P obtained authorization from the holders of the CL&P Preferred Stock and CL&P's Class A Preferred Stock to issue or assume unsecured indebtedness with a maturity of less than 10 years in excess of the 10 percent limitation for a ten-year period, expiring March 31, 2004, provided that all unsecured indebtedness would not exceed 20 percent of total capitalization. Approval of the Commission of the proxy solicitation was set forth in an order dated October
20, 1993 (HCA Rel. No. 25910) and, of the waiver itself,
February 24, 1994 (HCA Rel. No. 25992) <FN2>. CL&P has periodically obtained similar waivers since 1971.

Proposed Transactions

     7. CL&P now proposes to submit to the holders of the CL&P Preferred Stock (there are currently no shares of Class A Preferred Stock outstanding) and the holder of its Common Stock, NU, voting as holders of separate classes of capital stock, for consideration at the Shareholders' Meeting to be held on or about November 25, 2003, Proposal 1 to amend its Charter to delete the Unsecured Debt Restriction and to submit for consideration to the holders of the CL&P Preferred Stock only, as an alternative, Proposal 2 as herein described. A vote of the holders of at least two-thirds of its Common Stock and the holders of at least two-thirds of the CL&P Preferred Stock outstanding, voting as separate classes, is required to approve Proposal 1. A vote of the majority of holders of CL&P Preferred Stock in favor of Proposal 2 is required to adopt proposal 2, provided that the holders of one-third of the CL&P Preferred Stock do not vote against or abstain from Proposal 2.

     8. If Proposal 1 is adopted, CL&P proposes, effective upon the amendment of the Charter, to make a Cash Payment of 1% of par value per share to each holder of CL&P Preferred Stock whose shares are properly voted at the Shareholders' Meeting (in person by ballot or by proxy) in favor of Proposal 1. After obtaining an approving vote, CL&P will apply to the DPUC, if necessary, for approval to amend its Charter accordingly.

     9. In the event Proposal 1 fails to receive the necessary two-thirds vote, or in the event Proposal 1 is approved but CL&P elects not to amend its Charter as proposed, CL&P seeks authority from holders of the CL&P Preferred Stock in Proposal 2 to continue the authorizations received in 1993 to issue or assume unsecured indebtedness with a maturity of 10 years or less in excess of the 10 percent limitation (but not in excess of 20 percent) for a ten-year period, ending March 31, 2014. Under the provisions of the Charter, Proposal 2 requires only the affirmative vote of a majority of the CL&P Preferred Stock outstanding, provided that holders of one-third (1/3) of the aggregate voting rights represented by shares of CL&P Preferred Stock then outstanding do not dissent in writing or vote against such action. Holders of CL&P Preferred Stock voting in favor of Proposal 1 will be deemed to have voted in favor of Proposal 2 should Proposal 1 fail to be approved by either the holders of Preferred Stock or by the DPUC or should CL&P elect not to amend its Charter as proposed, unless such holder affirmatively votes against Proposal 2. No action by the sole Common Stockholder, NU, is required with respect to Proposal 2.

     10. CL&P believes that adoption of the Proposal 1, or in the alternative, Proposal 2, is critical to obtaining the financial flexibility and capital cost reduction necessary to carry out its financing program. Historically, CL&P's debt financing has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of short-term debt and long-term installment purchase contracts for pollution control bonds. First mortgage bonds have a first priority lien and mortgage on substantially all of CL&P's assets. The Mortgage and Deed of Trust between CL&P and its bondholders contains certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds.

     11. Unsecured debt generally has fewer restrictions than first mortgage bonds. Short-term debt, a low cost form of debt available to CL&P, represents one type of unsecured indebtedness. Pollution control bond financing, a favorable type of financing due to its tax-exempt status, is available only for very limited purposes. It is CL&P's intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short and long-term unsecured debt and fewer first mortgage bonds. As indicated above, utility restructuring in Connecticut has caused CL&P's capitalization to become smaller than it has traditionally been and its unsecured debt has become a greater proportion of its total capitalization. CL&P believes that eliminating the Unsecured Debt Restriction will provide it with more financial flexibility to lower its financing costs as it issues debt to fund infrastructure refurbishment programs presently contemplated. <FN3>

     12. Recently, several other utilities with the same or similar charter restrictions as the Restriction Provisions have successfully eliminated such provisions by soliciting their shareholders for the same or similar amendments to that for which authorization is being sought herein. <FN4>

     13.  Reference is made to Exhibits B-1, (draft Proxy
Statement), B-2 (draft Notice of Special Meeting) and B-3
(draft form of Proxy) for more detailed information with respect to the Proxy Solicitation and Proposals and with respect to the benefits of the Proposals.

Proxy Solicitation

     14. CL&P proposes to submit the proposals described above to the holders of CL&P Preferred Stock for approval at the aforementioned Shareholders' Meeting. In connection therewith, CL&P proposes, on behalf of the Board of Directors, to solicit proxies from the holders of the CL&P Preferred Stock through the use of the applicable solicitation materials, filed herewith as B-1, B-2 and B-3, and in accordance with all applicable Securities Exchange Act of 1934 (the "Exchange Act') rules. Solicitations will be made by mail and by officers or employees of CL&P or of Northeast Utilities Service Company ("NUSCO"), an associate service company. In addition, CL&P has retained the services of Morrow & Co. to assist in the solicitation of proxies.

     15. Under the applicable provisions of the Charter, adoption of Proposal 1 requires the affirmative vote of two-thirds of the total number of outstanding shares of its Common Stock and the CL&P Preferred Stock, each voting as a single class.

     16. Under the applicable provisions of the Charter, adoption of Proposal 2 requires only the affirmative vote of a majority of shares of the CL&P Preferred Stock, provided that holders of one-third (1/3) of the aggregate voting rights represented by shares of CL&P Preferred Stock then outstanding do not dissent in writing or vote against such action. No director or common shareholder action is required under the provisions of the Charter with respect to Proposal 2.

     17. No associate company or affiliate of CL&P or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions, except as stated herein.

Item 2.        FEES, COMMISSIONS AND EXPENSES

     1. The estimated fees, commissions and expenses, paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions are estimated to be approximately $100,000, consisting chiefly of outside solicitation fees and expenses, brokers' fees and printing costs.

     2. None of such fees, commissions or expenses are to be paid to any associate company or affiliate of CL&P, or any affiliate of any such associate company, except for other services to be performed, at cost, by NUSCO.

Item 3.        APPLICABLE STATUTORY PROVISIONS

     Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations. Section 12(e) of the Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments. Section 6(a)(2) of the Act may be deemed to be applicable to the request for authorization to amend the Charter as proposed in Proposal 1, as such amendment may be deemed to be alterations of rights of security holders. Section 6(a)(2) of the Act may likewise be deemed to be applicable to the request for the waiver sought in Proposal 2 as such request for a waiver may be deemed to be an exercise of a right to alter the rights of security holders.

     To the extent that the Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public
Utility Holding Company Act of 1935" may be applicable to the Proposals, CL&P hereby requests that an exception for such Statement of Policy be granted.

Item 4.        REGULATORY APPROVAL

     No consent or approval of any state commission or any federal commission (other than the Securities and Exchange Commission) is required for the transactions proposed herein, other than such approvals, if any, as may be required under state blue sky laws in connection with the proxy solicitation and other than any approvals that may be required of the DPUC to amend the Charter of CL&P. Such approval will be requested subsequent to the Shareholders' Meeting (assuming the required vote to amend the Charter is attained) to either disclaim jurisdiction or, in the alternative, if required, to approve the amendment to the Charter. CL&P will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitations, and acknowledges that any Commission authorization granted under the 1935 Act is conditioned upon such compliance.

Item 5.        PROCEDURE

     1. As stated in Item 1, the Shareholders' Meeting is scheduled to take place on or about November 25, 2003. In order to afford CL&P sufficient time in advance of the Shareholders' Meeting to solicit proxies and to maximize the prospect for adoption of Proposal 1 at the Shareholders'
Meeting, CL&P requests that the Commission issue and publish not later than September 26, 2003 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, together with an order under Section 12(e) and Rule 62 permitting
CL&P to solicit proxies pursuant to the Proxy Solicitations.

     2. CL&P further requests that the Proxy Solicitation Order specify a date not later than October 31, 2003 as the date after which the Commission may issue an order granting and permitting to become effective the other transactions for which authorization is sought herein, namely, Proposal 1 and Proposal 2. CL&P requests that the Commission issue this second order as soon as practicable after such date.

     3. CL&P respectfully requests the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise.
Additionally, CL&P (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of
Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

     1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2003, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 57.8% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2003 ($775 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

     3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2).
Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi)  In the previous fiscal year, NU did not
report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through June 30, 2003 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule
53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                               (thousands
                               of dollars)                %

Common shareholders' equity   $2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8

                              $6,411,907               100.0

     5. The consolidated capitalization ratios of NU as of June 30, 2003, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2003
                               (thousands
                               of dollars)                %

Common shareholders' equity   $2,214,494                32.9
Preferred stock                  116,200                 1.8
Long-term and short-term debt  2,586,828                38.4
Rate Reduction Bonds           1,816,998                27.0

                              $6,734,520              100.0%

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of June 30, 2003is as follows:

                                   As of June 30, 2003
                               (thousands
                               of dollars)                %


Common shareholders' equity   $2,214,494               45.0
Preferred stock                  116,200                2.4
Long-term and short-term debt  2,586,828               52.3

                              $4,917,522              100.0%

     6. NGC has made a positive contribution to earnings by contributing $135.4 million in revenues in the 12-month period ending June 30, 2003 and net income of $34.6 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased.
Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

Item 6  EXHIBITS AND FINANCIAL STATEMENTS

     1. The following additional exhibits and financial statements are filed herewith:

(a)  Exhibits

B-1  Draft Proxy Statement

B-2  Draft Notice of Special Meeting

B-3  Draft form of Proxy

F*   Opinion of Counsel

H    Form of Notice

* Exhibits to be filed by amendment

(b)  Financial Statements

     Pro Forma Financial Statements are omitted since they are not necessary to the proper disposition of the transactions contemplated herein. Financial Statements for The Connecticut Light and Power Company for the year ended December 31, 2002 are included in its Form 10-k on file with the Commission for such year and its unaudited financial statements for the quarters ended March 30, 2003 and June 30, 2003 are included in its Forms 10-Q on file with the Commission for such quarters.

Item 7  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     1. None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of CL&P that will have an impact on the environment. CL&P is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein."


                 [SIGNATURE PAGE TO FOLLOW]

                         SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, The Connecticut Light and Power Company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

September 25, 2003

THE CONNECTICUT LIGHT AND POWER COMPANY

By:    /s/  Gregory B. Butler
Name:  Gregory B. Butler
Title: Senior Vice President, Secretary and General Counsel
       Northeast Utilities Service Company as Agent

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

<FN1> The Series of CL&P Preferred Stock outstanding are as
follows:
        $1.90 Series of 1947;          $2.00 Series of 1947;
        $2.04 Series of 1949;          $2.20 Series of 1949;
        3.90% Series of 1949;          $2.06 Series E of 1954;
        $2.09 Series F of 1955;        4.50% Series of 1956;
        4.96% Series of 1958;          4.50% Series of 1963;
        5.28% Series of 1967;          $3.24 Series G of 1968; and
        6.56% Series of 1968.

<FN2> CL&P's affiliate, Western Massachusetts Electric
Company ("WMECO") was also an applicant in such proceeding.
WMECO no longer has any shares of preferred stock outstanding and is thus no longer subject to an unsecured debt restriction and accordingly is not applicant herein.

<FN3> CL&P has received an order from the Commission in
File No. 70-9755 authorizing it to issue short-term unsecured debt. HCA Rel. No. 35-27693 (June 30, 2003). CL&P is not seeking authority in this File to issue any unsecured debt.

<FN4>  The Commission has authorized utility
subsidiaries of registered holding companies to solicit their shareholders for similar charter amendments with respect to unsecured debt limitations. See, e.g., The Southern Company, HCA Rel. No. 35-26791 (December 5, 1997); Central and South West Corporation, HCA Rel. No. 35-26701 (April 10, 1997); American Electric Power Company, Inc., HCA Rel. No. 35-26675 (February 27, 1997); Cinergy, HCA Rel. No. 35-26569 (September 11, 1996).


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